UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 15, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR
INDIRECTLY IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A
VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. No. 2002/031431/06
Incorporated in the Republic of South Africa
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye-Stillwater” or “the Company” or “the Group”)
Sibanye-Stillwater – Rule 2.9 announcement – relevant securities in issue
In accordance with Rule 2.9 of the Takeover Code, Sibanye-Stillwater confirms that, as at the date of 14 December 2017, it has in issue 2,168,721,220 ordinary shares of no par value. No ordinary shares are held in treasury. The International Securities
Identification Number (ISIN) of the ordinary shares is ZAE000173951. Sibanye-
Stillwater has an ADR programme for which Bank of New York Mellon acts as depositary.
Each Sibanye-Stillwater ADS represents four Sibanye-Stillwater Shares. The Sibanye-
Stillwater ADRs trade on the New York Stock Exchange. The trading symbol for the
Sibanye-Stillwater ADSs is SBGL and the ISIN is US8257242060.
In addition, Sibanye-Stillwater has US$450,000,000 Sibanye-Stillwater Convertible
Bonds due 2023 listed on the Frankfurt Stock Exchange. The Sibanye-Stillwater
Convertible Bonds are convertible into ordinary shares of no par value in Sibanye-
Stillwater. The International Securities Identification Number for the Sibanye-
Stillwater Convertible Bonds is XS1689727920.
Johannesburg
15 December 2017
Investor relations contact:
James Wellsted
Tel: +27 (0) 83 453 4014
Email:
ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited (“J.P. Morgan”)
Forward-looking statements
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of
1995. These forward-looking statements, including, among others, those relating to
Sibanye-Stillwater’s and Lonmin’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgement of the senior management and directors of Sibanye-Stillwater and
Lonmin. All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s and Lonmin’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic, business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater’s and Lonmin’s estimation of their current mineral reserves and resources; the ability to achieve potential synergies from the Offer;
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the success of
Sibanye-Stillwater’s and Lonmin’s business strategy, exploration and development activities; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; their ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged
South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).
The Lonmin lead competent person designated in terms of the SAMREC Code, with responsibility for the consolidation and reporting of Lonmin Mineral Resources and
Mineral Reserves, and for overall regulatory compliance of these figures, is Jurgens
Visser. Jurgens Visser gave his consent for the disclosure of the 2016 Mineral
Resources and Mineral Reserves Statement as included in this announcement. Jurgens
Visser(MSc (Eng),BSc (MRM) and (MSCC)) is registered as a Professional Mine Surveyor with the South African Council for Professional and Technical Surveyors (PLATO),
Registration No. PMS 119 and a fulltime employee of Lonmin. Jurgens Visser has over
35 years' experience in the precious metals mining industry with more than five years relevant experience in precious metal Mineral Resource and Mineral Reserve estimation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 15, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer